NURAN WIRELESS INC.

2150 Cyrille-Duquet Street

Quebec, Quebec

Canada G1N 2G3

June 16, 2026

Via EDGAR United States Securities and Exchange Commission Division of Corporate Finance 100 F Street, N.E. Washington, D.C. 20549 Attn: Corey Jennings

Re:	Nuran Wireless Inc.
Request for Withdrawal
Registration Statement on Form 40-F filed June 12, 2026
SEC File No. 001-43351

Ladies and Gentlemen:

Nuran Wireless Inc. (the "Company") hereby respectfully requests the withdrawal of the above-referenced Registration Statement. The Registration Statement was originally filed with the Securities and Exchange Commission (the “Commission”) on June 12, 2026 and has not yet been declared effective by the Commission.

We appreciate your assistance and if you have any questions regarding this request for withdrawal, please feel free to contact Daniel D. Nauth of Nauth LPC at (416) 477-6031 with any questions with respect to this request.

Sincerely,

Nuran Wireless Inc.

/s/ Francis Letourneau
Francis Letourneau

Chief Executive Officer

cc:	Daniel D. Nauth, Nauth LPC